FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-              N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name: Louis T. Hsieh
Title: Chief Financial Officer

Date: April 18, 2007

Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter

Ended February 28, 2007

Beijing, April 18, 2007 – New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 28, 2007, which is the third quarter for New Oriental’s fiscal year 20071.

Highlights for the Fiscal Quarter Ended February 28, 2007

•	Total net revenues increased by 51.3% year-over-year to RMB255.1 million (US$33.0 million) from RMB168.6 million in the third quarter of fiscal year 2006.

•

Net income increased by 543.5% year-over-year to RMB65.3 million (US$8.4 million) from RMB10.2 million in the third quarter of fiscal year 2006, and income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) increased to RMB70.9 million (US$9.2 million) from RMB11.1 million in the third quarter of fiscal year 2006.

•

Basic and diluted earnings per ADS were RMB1.79 (US$0.23) and RMB1.72 (US$0.22), respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS were RMB1.94 (US$0.25) and RMB1.86 (US$0.24), respectively. Each ADS represents four common shares of the Company. Common shares used in calculating basic and diluted earnings per ADS increased in the third quarter of fiscal year 2007 as compared to the third quarter of fiscal year 2006 due to 34.5 million common shares (equivalent to 8.625 million ADS) issued and sold by the Company in its initial public offering in September 2006, and approximately 2.4 million common shares (equivalent to approximately 600,000 ADS) issued and sold by the Company in its follow-on offering in February 2007.

•

Total student enrollments in language training and test preparation courses increased by 8.0% year-over-year to approximately 199,100 from approximately 184,400 in the third quarter of fiscal year 2006.

•

The total number of schools remained at 34 and the total number of learning centers increased to 128 (including the 34 schools), as of February 28, 2007, up from 121 learning centers (including the 34 schools) as of November 30, 2006.

[1]

The Company’s financial statements are stated in RMB. The translation of RMB amounts at and for the period ended February 28, 2007 into United States dollar(“US$”) is included solely for the convenience of the readers and has been made at the rate of RMB7.7410 to US$1, the approximate free rate of exchange at February 28, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ that rate or any other rate.

“Our strong brand recognition in the Chinese private education market and leading course offering contributed to an increase in student enrollments and guidance-beating top line growth,” said Mr. Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “In the third quarter of fiscal year 2007, we continued to expand our network by establishing new learning centers in Shanghai, Wuhan, Shenyang, Taiyuan, Jinan and Shijiazhuang, and improved our Elite English and online professional development programs through licensing agreements with leading international educational companies.”

New Oriental’s Chief Financial Officer, Mr. Louis T. Hsieh, added, “We are very pleased with our financial results in the third quarter of fiscal year 2007. Our strong bottom line growth clearly demonstrates the scalability of our hub and spoke business model as we increase our core offerings and presence in China’s major cities.”

Mr. Hsieh noted that the third quarter of the Company’s fiscal year is typically New Oriental’s second strongest quarter of its fiscal year as revenue and student enrollments increase due to the one month winter holiday for school age students in China. New Oriental’s financial results in this third quarter of fiscal year 2007 were especially strong due to the fact that Chinese New Year was later than usual in 2007 allowing Chinese students to have more time to attend supplemental educational programs during their winter holidays.

Financial Results for the Fiscal Quarter Ended February 28, 2007

For the third fiscal quarter of 2007, New Oriental reported net revenues of RMB255.1 million (US$33.0 million), representing a 51.3% increase year-over-year.

Net revenues from educational programs and services for the third fiscal quarter were RM240.3 million (US$31.0 million), representing a 49.3% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the third quarter of fiscal year 2007 increased by 8.0% year-over-year to approximately 199,100 from approximately 184,400 in the third quarter of fiscal year 2006.

Total operating costs and expenses for the quarter were RMB200.9 million (US$26.0 million), a 26.5% increase year-over-year.

Cost of revenues increased by 44.0% year-over-year to RMB107.8 million (US$13.9 million), primarily due to the increased number of courses offered to a larger student base and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 37.7% year-over-year to RMB28.3 million (US$3.7 million), primarily due to brand promotion expenses.

General and administrative expenses increased by 2.3% year-over-year to RMB64.8 million (US$8.4 million).

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to RMB5.6 million (US$0.7 million) in the third quarter of fiscal year 2007 from RMB1.0 million in the third quarter of fiscal year 2006.

Operating margin for the quarter was 21.2%, compared to 5.8% in the corresponding period of the previous year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 23.4%, compared to 6.4% in the corresponding period of the prior year. This increase was primarily due to the improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income for the quarter was RMB65.3 million (US$8.4 million), representing a 543.5% increase from the third quarter of fiscal year 2006. Basic and diluted earnings per share amounted to RMB0.45 (US$0.06) and RMB0.43 (US$0.06), respectively, and basic and diluted earnings per ADS were RMB1.79 (US$0.23) and RMB1.72 (US$0.22), respectively.

Income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) was RMB70.9 million (US$9.2 million). Basic and diluted earnings per ADS excluding share based compensation expenses (non-GAAP) were RMB 1.94 (US$ 0.25) and RMB 1.86 (US$ 0.24), respectively.

Capital expenditures for the quarter were RMB15.0 million (US$1.9 million).

As of February 28, 2007, New Oriental had cash and cash equivalents of RMB3,432.6 million (US$443.4 million), as compared to RMB1,166.5 million as of November 30, 2006. The increase in cash and cash equivalents was primarily due to the net proceeds from the Company’s follow-on offering in the third quarter of fiscal year 2007 of approximately RMB2,244 million (US$287.3 million), the substantial majority of such proceeds or approximately RMB2,068 million (US$267.1 million) was distributed to selling shareholders shortly after the Company’s third quarter of fiscal year 2007 close. Net operating cash flow for the third quarter of fiscal year 2007 was RMB49.1 million (US$6.3 million).

Financial Results for the Nine Months Ended February 28, 2007

For the nine months ended February 28, 2007 New Oriental reported net revenues of RMB853.4 million (US$110.2 million), representing a 37.1% increase year-over-year.

Total student enrollments in language training and test preparation courses in the nine months ended February 28, 2007 increased by 19.0% year-over-year to approximately 754,300 from approximately 633,600 in the nine months ended February 28, 2006.

Operating margin for the nine months ended February 28, 2007 was 27.5%, compared to 15.3% for the nine months ended February 28, 2006.

Net income for the nine months ended February 28, 2007 was RMB238.6 million (US$30.8 million), representing a 185.2% increase year-over-year. Basic and diluted earnings per ADS for the nine months ended February 28, 2007 amounted to RMB7.38 (US$0.95) and RMB 6.93 (US$0.90), respectively. Common shares used in calculating basic and diluted earnings per ADS increased in the nine months ended February 28, 2007 due to 34.5 million common shares (equivalent to 8.625 million ADS) issued and sold by the Company in its initial public offering in September 2006, and approximately 2.4 million new common shares (equivalent to approximately 600,000 ADS) issued and sold by the Company in its follow-on offering in February 2007.

Outlook for Fiscal Fourth Quarter 2007

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2007 (March 1, 2007 to May 31, 2007) to be in the range of RMB177 million (US$22.9 million) to RMB185 million (US$23.9 million), representing year-over-year growth in the range of 19.9% to 25.3%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 18, 2007 U.S. Eastern Time (8 PM on April 18, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5361
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until April 25, 2007:

International: +1-617-801-6888

Passcode: 32480126

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org .

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for fourth quarter of fiscal year 2007 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of April 18, 2007, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel: +86-10-6260-5566 x8203
Email: zhaosisi@staff.neworiental.org

Mr. Rory Macpherson
Ogilvy Public Relations Worldwide
Tel: +86-10-8520-6553
Email: rory.macpherson@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Public Relations Worldwide
Tel: +1-212-880-5269
Email: thomas.smith@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2007		As of November 30 2006
	(Unaudited)		(Unaudited) RMB
	RMB	USD
ASSETS:
Current assets:
Cash and cash equivalents	3,432,623	443,434	1,166,510
Restricted cash	3,069	396	3,064
Term deposits	3,000	388	—
Accounts receivable, net	3,059	395	2,664
Inventory	39,257	5,071	40,758
Prepaid expenses and other current assets	44,615	5,763	43,692

Total current assets	3,525,623	455,447	1,256,688

Property, plant and equipment, net	702,084	90,697	708,269
Land use right, net	25,041	3,235	25,180
Amounts due from related parties	523	68	464
Deferred tax assets	4,952	640	8,996
Trade mark	1,637	211	1,637
Long term investment	15	2	—

Total assets	4,259,875	550,300	2,001,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	38,185	4,933	37,360
Accrued expenses and other current liabilities	122,893	15,875	118,649
Income tax payable	14,996	1,937	21,041
Amount due to related parties	2,067,820	267,126	—
Deferred revenue	135,025	17,443	182,651

Total current liabilities	2,378,919	307,314	359,701

Long-term debt, less current portion	—	—	—

Total long-term liabilities	—	—	—

Minority interest	1,886	244	2,023

Total liabilities	2,380,805	307,558	361,724

Total shareholders’ equity	1,879,070	242,742	1,639,510

Total liabilities and shareholders’ equity	4,259,875	550,300	2,001,234

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2007		2006
	(Unaudited)		(Unaudited) RMB
	RMB	USD
Net Revenues:
Educational Programs and services	240,250	31,036	160,890
Books and others	14,818	1,914	7,662

Total net revenues	255,068	32,950	168,552

Operating costs and expenses (note 1):
Cost of revenues	107,780	13,923	74,829
Selling and marketing	28,334	3,660	20,584
General and administrative	64,821	8,374	63,385

Total operating costs and expenses	200,935	25,957	158,798

Operating income	54,133	6,993	9,754

Other income (expenses), net	11,561	1,493	(2,460)

Income tax expense	(705)	(91)	2,860
Minority interest, net of tax	356	46	—

Income from continuing operations	65,345	8,441	10,154

Income on discontinued operations			—

Net Income	65,345	8,441	10,154
Dividend in kind	—	—	—

Income attributable to holders of common shares	65,345	8,441	10,154

Net income per share-basic	0.45	0.06	0.10

Net income per share-diluted	0.43	0.06	0.09

Net income per ADS-basic (note 2)	1.79	0.23	0.41

Net income per ADS-diluted (note 2)	1.72	0.22	0.37

Notes:

Note 1: Share based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended Febuary 28
	2007		2006
	Unaudited		Unaudited RMB
	RMB	USD
Cost of revenues	270	35	—
Selling and marketing	102	13	—
General and administrative	5,185	670	954

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS CONTINUED

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2007		2006
	(Unaudited)		(Unaudited) RMB
	RMB	USD
Net Revenues:
Educational Programs and services	804,131	103,879	590,425
Books and others	49,299	6,369	32,192

Total net revenues	853,430	110,248	622,617

Operating costs and expenses (note 1):
Cost of revenues	332,320	42,930	249,744
Selling and marketing	89,475	11,559	56,039
General and administrative	197,067	25,458	221,783

Total operating costs and expenses	618,862	79,947	527,566

Operating income	234,568	30,301	95,051

Other income (expenses), net	17,729	2,290	(7,781)

Income tax expense	(14,388)	(1,859)	(13,179)
Minority interest, net of tax	712	92	(12)

Income from continuing operations	238,621	30,824	74,079

Income on discontinued operations	—	—	9,595

Net Income	238,621	30,824	83,674
Dividend in kind	—	—	(25,526)

Income attributable to holders of common shares	238,621	30,824	58,148

Net income per share-basic	1.84	0.24	0.58

Net income per share-diluted	1.73	0.22	0.52

Net income per ADS-basic (note 2)	7.38	0.95	2.33

Net income per ADS-diluted (note 2)	6.93	0.90	2.09

Notes:

Note 1: Share based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2007		2006
	Unaudited		Unaudited RMB
	RMB	USD
Cost of revenues	622	80	65
Selling and marketing	319	41	793
General and administrative	18,330	2,368	26,321

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended February 28
	2007		2006
	(Unaudited)		(Unaudited) RMB
	RMB	USD
GAAP net income	65,345	8,441	10,154
Dividend in kind	—	—	—

GAAP Income attributable to holders of common shares	65,345	8,441	10,154
Share-based compensation expense	5,557	718	954

Non-GAAP income attributable to holders of common shares	70,902	9,159	11,108

GAAP net income per ADS—basic (note 1)	1.79	0.23	0.41
GAAP net income per ADS—diluted (note 1)	1.72	0.22	0.37

Non-GAAP net income per ADS—basic (note 1)	1.94	0.25	0.44
Non-GAAP net income per ADS—diluted (note 1)	1.86	0.24	0.40

Shares used in calculated basic net income per ADS (note 1)	146,143,021	146,143,021	100,000,000
Shares used in calculated diluted net income per ADS (note 1)	152,238,305	152,238,305	111,111,111

Note 1: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES CONTINUED

(In thousands except share and per ADS amounts)

	For the Nine Months Ended February 28
	2007		2006
	(Unaudited)		(Unaudited) RMB
	RMB	USD
GAAP net income	238,621	30,824	83,674
Dividend in kind	—	—	(25,526)

GAAP Income attributable to holders of common shares	238,621	30,824	58,148
Share-based compensation expense	19,271	2,489	27,179

Non-GAAP income attributable to holders of common shares	257,892	33,313	85,327

GAAP net income per ADS—basic (note 1)	7.38	0.95	2.33
GAAP net income per ADS—diluted (note 1)	6.93	0.90	2.09

Non-GAAP net income per ADS—basic (note 1)	7.97	1.03	3.41
Non-GAAP net income per ADS—diluted (note 1)	7.49	0.97	3.07

Shares used in calculated basic net income per ADS (note 1)	129,413,247	129,413,247	100,000,000
Shares used in calculated diluted net income per ADS (note 1)	137,720,319	137,720,319	111,111,111

Note 1: Each ADS represents four common shares